Exhibit 99.1

21Vianet Establishes Joint Venture With Foxconn

BEIJING, October 10, 2014 - 21Vianet Group, Inc. (Nasdaq:VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today announced that the Company has established Smart Time Technologies Limited (“Smart Time Technologies” or “Joint Venture”), a strategic joint venture, with the leading global electronics manufacturer, Foxconn Technology Group (TWSE:2354) (“Foxconn”). 21Vianet and Foxconn (together the “Companies”) will invest a combined total of US$25 million in the initial phase of the cash investment in return for 60% and 40% equity interest in the Joint Venture, respectively. Through this Joint Venture, 21Vianet and Foxconn will jointly build and develop a global supply chain for the internet data center (“IDC”) and cloud computing infrastructure markets. In addition, the Companies also announced that they plan to open a 21Vianet-Foxconn Internet Infrastructure and Engineering Technology Research and Development Center. This development is expected to further strengthen the technological collaboration between the two companies.

Building upon the strategic partnership that the Companies announced in April 2014, Smart Time Technologies will serve as the operating entity in both domestic and foreign IDC markets, responsible for data center planning, design, construction, project financing, operations and maintenance (O&M), customization, design-build, technical support and other services. Additionally, the Joint Venture will seek business opportunities in the power and network equipment markets, in an effort to further improve the overall efficiency and reliability of data center operations and strengthen the basic and value-added network service capabilities.

With the rapid development of internet technologies and the emergence of the big data industry, demand for IDC services has experienced robust growth in both domestic and overseas markets. According to third party industry statistics, the Chinese IDC market reached RMB26 billion in revenues (approximately US$4.2 billion) in 2013, achieving a 6-fold increase over the previous 5 years at a CAGR of over 30%. To put this phenomenon in a global perspective, the global IDC market size in 2013 as measured by total revenues reached approximately US$28 billion, having undergone a CAGR of 11.4% during the same five-year period. In order to effectively capitalize on these opportunities in the IDC and cloud computing market in China, 21Vianet and Foxconn have inked a strategic cooperation which will allow them to share resources and capabilities, and cooperate broadly from an operational perspective.

Mr. Frank Meng, president of 21Vianet, stated, “We are very excited to take this significant step in advancing our strategic cooperation with Foxconn, a Fortune 500 company which possesses world-class R&D and engineering technologies in the areas of cloud servers, storage devices, network equipment, and other key products. This critical partnership will allow the Companies to pool resources and technologies and collaborate operationally. We believe that our cooperation will accelerate the development of the IDC market in China and lead it to become increasingly industrialized, modular-oriented and factory-driven. Through the Joint Venture, we will strive to not only provide the Chinese market with superior cloud data centers that feature green, modular and high-efficiency technologies, but also target the international cloud computing market over time.”

Mr. Huifeng Wu, Vice President of Foxconn Group, said, “By combining Foxconn’s leading cloud computing solutions, cloud servers, storage devices and IDC cabinets and its many global industrial park expertise with 21Vianet’s strong experience in IDC operations and rich resources in network infrastructure and customer relationships, we believe the Joint Venture will facilitate the vertical integration of the IDC value chain, helping to build a complete cloud computing eco-system. We are confident that the Joint Venture is not only an important step in the strategic transformation of Foxconn, but also a positive catalyst to improve the scale and pace of 21Vianet’s global IDC deployment.”

The initial focus for Smart Time Technologies will be in developing and operating IDC and related internet infrastructure services in Tianjin, Shenzhen and Guiyang. This focus will gradually be expanded to include Singapore, Hong Kong and other markets as well. The two large-scale data centers in Tianjin and Shenzhen are scheduled for deployment in 2015. Leveraging Foxconn’s energy-saving products and solutions, the Joint Venture will cooperate with the Guiyang municipal government to expand the city’s digital infrastructure as well as support data center development and big data initiatives. Additionally, 21Vianet will also collaborate with Foxconn regarding jointly developing the IDC industry in the markets surrounding Foxconn’s existing data centers in Guizhou, China and Kaohsiung, Taiwan.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, and content delivery network services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu, CFA

+1 (908) 707-2062

IR@21Vianet.com

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Calvin Jiang

+1 (646) 405-4922

IR@21Vianet.com